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                                  SCHEDULE 13D

                                 (RULE 13D-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                         Delta Woodside Industries, Inc.
                         -------------------------------
                                (Name of Issuer)


                                  Common Stock
                          -------------------------------
                         (Title of Class of Securities)



                                    247909203
                          -------------------------------
                                 (CUSIP Number)


    Buck A. Mickel, Post Office Box 6721, Greenville, SC 29606 (864) 271-7171
    -------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)



                                 August 31, 2005
                          -------------------------------
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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  CUSIP NO. 247909203                                PAGE   2  OF    6  PAGES
                                                          -----     ----
--------- ----------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Buck A. Mickel
--------- ----------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  ___
          (See Instructions)                                      (b)  ___

--------- ----------------------------------------------------------------------

   3      SEC USE ONLY

--------- ----------------------------------------------------------------------

   4      SOURCE OF FUNDS
          OO      See response to Item 3

--------- ----------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                          |_|

--------- ----------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          US
--------- ----------------------------------------------------------------------

        NUMBER OF               7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   131,728
        OWNED BY             ------- -------------------------------------------
          EACH
        REPORTING               8    SHARED VOTING POWER
         PERSON
          WITH                       310,158
                             ------- -------------------------------------------

                                9    SOLE DISPOSITIVE POWER

                                     131,728
                             ------- -------------------------------------------

                               10    SHARED DISPOSITIVE POWER

                                     310,158
--------- ----------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          441,886
--------- ----------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                       ___

--------- ----------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.3%
--------- ----------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         a. Title and class of equity securities:

                           Common Stock

         b. Name and address of principal executive offices of Issuer:

                           Delta Woodside Industries, Inc.
                           700 N. Woods Drive
                           Fountain Inn, SC  29644

ITEM 2.  IDENTITY AND BACKGROUND

         a. Name of filing person:

                           Buck A. Mickel

         b. Business Address:

                           28 East Court Street
                           Greenville, SC 29601

         c. Principal occupation:

                  Mr Mickel is President, Chief Executive Officer and a director of RSI Holdings, Inc. parent company of Employment Solutions, Inc which is in the business of locating and providing labor to industrial companies. The address of RSI Holdings, Inc. is 28 East Court Street, Greenville, SC 29601.

         d. During the last five years, Mr. Mickel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. During the last five years, Mr. Mickel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f. Citizenship:

                           United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Mickel acquired beneficial ownership of shares of the Common Stock annually in connection with his service as a director of the Issuer as follows (all share numbers shown are adjusted for the 1:4 stock split dated 2/5/2002):

          Issue Date             Number of Shares          Reason for Issuance
          ---------------------- ------------------------- ---------------------------------
          10/5/1993              225                       Director Fees
          ---------------------- ------------------------- ---------------------------------
          10/4/1994              227                       Director Fees
          ---------------------- ------------------------- ---------------------------------
          10/3/1995              328                       Director Fees
          ---------------------- ------------------------- ---------------------------------
          11/14/1995             250                       Director Fees
          ---------------------- ------------------------- ---------------------------------
          10/1/1996              476                       Director Fees
          ---------------------- ------------------------- ---------------------------------
          9/30/1997              429                       Director Fees
          ---------------------- ------------------------- ---------------------------------
          9/28/1998              613                       Director Fees
          ---------------------- ------------------------- ---------------------------------
          10/5/1999              799                       Director Fees
          ---------------------- ------------------------- ---------------------------------
          6/16/2000              3,268                     Long Term Incentive Plan
          ---------------------- ------------------------- ---------------------------------
          10/11/2000             2,222                     Director Fees
          ---------------------- ------------------------- ---------------------------------
          9/27/2001              1,474                     Director Fees
          ---------------------- ------------------------- ---------------------------------
          10/9/2002              1,736                     Director Fees
          ---------------------- ------------------------- ---------------------------------
          10/1/2003              2,045                     Director Fees
          ---------------------- ------------------------- ---------------------------------
          10/18/2004             9,437                     Director Fees
          ---------------------- ------------------------- ---------------------------------

         In addition, Mr. Mickel acquired beneficial ownership of 28,117 shares of the Common Stock when such shares were transferred to him by the executor of the estate of Minor H. Mickel (his mother). The transfer occurred pursuant to the will of Mrs. Mickel without any exchange of consideration.

         Since the filing of Mr. Mickel's latest Schedule 13D in 1993, he has transferred a total of 1,194 shares of Common Stock as bona fide gifts.

ITEM 4.  PURPOSE OF TRANSACTION

         As described in Item 3, Mr. Mickel acquired beneficial ownership of 23,529 shares of Common Stock in consideration of his services as director of the Issuer and 28,117 shares of the Common Stock under the will of Minor H. Mickel. Additionally, Mr. Mickel transferred 1,194 shares of Common Stock as bona fide gifts.

         Mr. Mickel holds his Shares primarily for investment and has no plan or proposal which would relate to or result in:

         a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
         b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
         c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
         d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
         e. Any material change in the present capitalization or dividend policy of the Issuer;
         f. Any other material change in the Issuer's business or corporate structure;
         g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
         h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
         j. Any action similar to any of these enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         a. Aggregate number and percentage of class of securities beneficially owned by the filing person:

                  Number of Shares                            Percentage

                      441,886                                    7.3%

                  Mr. Mickel owns 131,011 shares of Issuer Common Stock directly and 717 shares of Issuer Common Stock as custodian for a minor child. In addition, Mr. Mickel owns one-third of the outstanding shares and is an officer and director of Micco Corporation, holder of 310,158 shares of Common Stock. Mr. Mickel disclaims ownership of two-thirds of the shares owned by Micco Corporation.

         b. Number of Shares as to which there is:

                  (i) Sole power to vote or to direct the vote:

                           131,728 (see note a. above)

                  (ii) Shared power to vote or to direct the vote:

                           310,158 (see note a. above)

                  (iii) Sole power to dispose or direct the disposition:

                           131,728 (see note a. above)

                  (iv) Shared power to dispose or direct the disposition:

                           310,158 (see note a. above)

                  (v) Parties with whom stock powers are shared:

                           Mr. Mickel is an officer, director and one-third
owner of Micco Corporation, holder of 310,158 shares of Common Stock. Mr. Mickel disclaims ownership of two-thirds of the shares owned by Micco Corporation.

                                Micco Corporation

                  The power to vote and to direct the disposition of 310,158 shares of Common Stock is shared with the other executive officers and directors of Micco Corporation. The other executive officers and directors of Micco Corporation are as follows:

                           MINOR MICKEL SHAW (Chairman of the Board, Treasurer, Chief Executive Officer and Director) Micco Corporation (Investments) Business Address:
                           Post Office Box 6721
                           Greenville, SC  29606

                           CHARLES C. MICKEL (Vice President and Director) Vice President, Micco Corporation (Investments) Business Address:
                           Post Office Box 6721
                           Greenville, SC  29606

                           The following gives certain information regarding Micco Corporation:

                           a. State of incorporation: South Carolina
                           b. Principal business: Investments
                           c. Address of principal business and office:
                                            Post Office Box 6721
                                            Greenville, SC  29606

                           During the last five years, neither Micco Corporation nor any of the above individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the foregoing individuals is a United States citizen.

         c. Description of any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the person named in response to paragraph
(a):

                  None other than the receipt of shares and bona fide gifts of shares as described in Item 3.

         d. Statement regarding the right of any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.


                  Not applicable.

         e. Statement regarding the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

                  Not applicable.

ITEM 6.

         Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer:

         Not applicable.

ITEM 7.

         Material to be Filed as Exhibits:

         None.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     September 22, 2005

                                 /s/ Buck A. Mickel
                                 ----------------------------------
                                 Buck A. Mickel